SCHEDULE "A"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
As at October 27, 2004
Form 51 - 901F
Second Quarter Ended August 31, 2004

THE SECOND QUARTER REPORT FORM 51 - 901F

Issuer Details:
For the financial quarter and year ended:	August 31, 2004
Date of report:	October 27, 2004

Name of issuer:	STARFIELD RESOURCES INC.
Issuer's address:	420 625 Howe Street, Vancouver BC
Issuer's fax no.:	(604) 608-0344
Issuer's telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Audit and Finance Committee. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's name:	Glen Indra	Date signed:	October 27, 2004
Director's name:	Glen MacDonald	Date signed:	October 27, 2004

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004

(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Starfield Resources Inc. discloses that these unaudited financial statements for the second financial quarter ended August 31, 2004 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Vancouver, B.C., Canada
October 27, 2004	Management

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

AUGUST 31, 2004

(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	(Unaudited)	(Audited)
	August 31	February 29
	2004	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	1,504,855	639,837
Accounts receivable	376,770	190,532
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	16,050	163,819
	1,932,675	1,029,188
MINERAL PROPERTIES (Note 3)	29,764,354	24,381,058
EQUIPMENT (Note 4)	152,252	15,083
	31,849,281	25,425,329

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,202,723	557,380
Loans payable	-	904,000
	1,202,723	1,461,380

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	38,306,342	30,625,324
CONTRIBUTED SURPLUS	733,283	606,618
DEFICIT	(8,393,067)	(7,267,993)
	30,646,558	23,963,949
	31,849,281	25,425,329

APPROVED BY THE DIRECTORS:

_____________________________
Glen Indra, Director

_____________________________
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2004	2003	2004	2003
	August 31, 2004	$	$	$	$

EXPENSES
Consulting fees	1,327,411	117,503	49,430	137,426	84,943
Travel and conferences	1,383,230	93,604	33,101	220,691	138,402
Rent and office services	1,036,944	75,626	64,902	165,901	130,618
Stock-based compensation	734,023	126,665	-	126,665	-
Accounting and legal	791,926	78,588	36,338	162,410	36,802
Advertising and promotion	576,291	50,642	7,758	62,417	58,883
Computer	366,064	9,584	15,137	28,439	29,420
Transfer and regulatory fees	390,359	(6,645)	4,721	36,584	17,122
Office	323,691	8,131	9,294	17,474	21,993
Management fees	282,000	12,000	12,000	24,000	24,000
Investor relations	370,984	53,328	12,000	104,403	24,000
Interest and bank charges	256,050	2,023	25,577	24,391	62,082
Telephone	107,550	4,053	3,469	8,479	8,440
Amortization	48,926	1,021	1,421	2,043	2,841
Interest on capital leases	29,294	-	-	-	1,055
Business and property evaluations	28,353	-	-	-	-
Office equipment rent	44,078	6,568	4,248	11,564	8,907
Loss on disposition of equipment	5,096	-	-	-	-
Interest income	(15,399)	(7,813)	(85)	(7,813)	(541)
LOSS BEFORE THE FOLLOWING	8,086,871	624,878	279,311	1,125,074	648,967
Write-off of mineral claims	271,010	-	-	-	-
LOSS BEFORE INCOME TAXES	8,357,881	624,878	279,311	1,125,074	648,967
Large corporate capital tax	35,186	-	-	-	-

LOSS	8,393,067	624,878	279,311	1,125,074	648,967
DEFICIT - BEGINNING	-	7,768,189	5,914,285	7,267,993	5,544,629

DEFICIT - ENDING	8,393,067	8,393,067	6,193,596	8,393,067	6,193,596

LOSS PER SHARE		0.0057	0.0044	0.0113	0.0103

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2004	2003	2004	2003
	August 31, 2004	$	$	$	$
OPERATING ACTIVITIES
Loss	(8,393,067)	(624,878)	(279,311)	(1,125,074)	(648,967)
Add non-cash items:
Stock-based compensation	734,023	126,665	-	126,665	-
Amortization of computers and office equipment	48,926	1,021	1,421	2,043	2,841
Amortization of exploration equipment	11,288	5,644	-	11,288	-
Loss on disposition of equipment	5,096	-	-	-	-
Write-off mineral claims	271,010	-	-	-	-
	(7,322,724)	(491,548)	(277,890)	(985,078)	(646,126)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(376,770)	(110,274)	17,964	(186,238)	170,837
Share subscriptions receivable	-	1,690,000	-	-	-
Refundable deposits	(35,000)	-	-	-	-
Prepaid expenses	(16,050)	-	(29,800)	147,769	(37,800)
Accounts payable and accrued liabilities	1,202,723	723,792	65,688	645,343	(171,384)
Large corporate capital tax payable	22,507	-	554	-	(12,679)
	(6,547,821)	1,811,970	(223,484)	(378,204)	(697,152)
INVESTING ACTIVITIES
Mineral properties	(28,335,363)	(3,610,871)	(373,087)	(5,383,296)	(533,472)
Acquisition of equipment	(172,519)	-	-	(150,500)	-
	(28,507,882)	(3,610,871)	(373,087)	(5,533,796)	(533,472)
FINANCING ACTIVITIES
Loans payable	-	-	(249,000)	(904,000)	(51,000)
Repayment of capital lease liability	(45,044)	-	-	-	(4,852)
Issuance of common shares, units and special warrants net of issue		88,000		7,681,018
costs	36,605,602		847,342		1,284,842
	36,560,558	88,000	598,342	6,777,018	1,228,990
INCREASE IN CASH	1,504,855	(1,710,901)	1,771	865,018	(1,634)
CASH - beginning	-	3,215,756	2,028	639,837	5,433
CASH - ending	1,504,855	1,504,855	3,799	1,504,855	3,799
Notes to statement of cash flows:
1)	Interest and income taxes paid
	Interest paid	278,299	2,023	25,577	24,391	63,137
	Income taxes paid	35,186	-	(554)	-	12,679
2)	Non-cash operating, financing and investing activities:
	Issuance of common shares for finder fees	646,150	-	-	600,000	-
	Capital asset disposed of for amount equal to capital lease liability	16,346	-	-	-	-
	Exploration work equipment amortized to mineral properties	11,288	5,644	-	11,288	-

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended February 29, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

	b)	Flow-through shares

The Company adopted CICA Emerging Issues Committee abstract (EIC 146) on the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company's operating results in the year the expenses are renounced. There were no flow-through shares renounced during the quarter.

	c)	Exploration work equipment is recorded at cost with amortization at 30% on a diminishing balance. In the year of acquisition only one-half the rate is applied and added to mineral properties.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 3	MINERAL PROPERTIES

		August 31	February 29
		2004	2004
		$	$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	150,000	150,000
•	Exploration work (3)	27,656,605	22,451,058
		29,581,605	24,376,058
Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	5,000	5,000
•	Exploration work (4)	177,749	-
		182,749	5,000

	Total mineral properties costs	29,764,354	24,381,058

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. ("Wyn") entered into an option agreement with Hunter Exploration Group ("Hunter"). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay advance royalties of $15,000 (due from July 1, 2004) and $10,000 on July 1, 2005. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath-1-5 claims, staked under an area of mutual agreement. The new properties are held on a 50-50 basis. The exploration expenditures required to be made are as follows:

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3-

Note 3	MINERAL PROPERTIES (continued)

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	25,000	275,000	177,749
2005	300,000	NIL	300,000	NIL
TOTAL	500,000	87,285	575,000	177,749
TOTAL TO DATE	200,000	87,285	275,000	177,749

Upon completion of the above expenditures, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

(3) Ferguson Lake Deferred Exploration Work breakdown:

		6 months ended	Year ended
		August 31	February 29
		2004 $	2004 $
Balance - beginning		22,451,058	19,426,644

•	Personnel	1,241,927	1,617,134
•	Air support including helicopter moves	1,421,347	638,186
•	Diamond drilling	1,480,827	255,336
•	Camp support costs including fuel requirements	711,283	213,358
•	Analytical and geophysical services	281,789	206,741
•	Mobilization and demobilization	68,374	93,659
		5,205,547	3,024,414
Balance - ending		27,656,605	22,451,058

(4) Starfield / Wyn Ferguson Lake project Deferred Exploration Work breakdown:

		6 months ended	Year ended
		August 31	February 29
		2004 $	2004 $

Balance - beginning		-	-

•	Personnel	66,229	-
•	Air support including helicopter moves	45,188	-
•	Camp support costs including fuel requirements	24,639	-
•	Analytical and geophysical services	33,671	-
•	Mobilization and demobilization	8,022	-
		177,749	-
Balance - ending		177,749	-

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4-

Note 4	EQUIPMENT

		August 31		February 29
		2004		2004
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Exploration work equipment	150,500	11,288	139,212	-
Computers	36,721	27,620	9,101	10,707
Office equipment	9,461	5,522	3,939	4,376
	196,682	44,430	152,252	15,083

Note 5	SHARE CAPITAL

	August 31	February 29
	2004	2004
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
110,057,475 Common shares
(February 29, 2004 - 88,715,272)	38,306,342	30,625,324
	38,306,342	30,625,324

During the first two quarters issued share capital increased as follows:

Common Shares		Private Placement Units		Total
	#	$	#	$	$

February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

Subscribed for cash
- Private placements units - net of finder fees
• March 1, 2004 private placement	-	-	18,749,703	7,349,893	7,349,893
- Exercise of share purchase warrants
• June 18, 2003 private placement	200,000	90,000	-	-	90,000
• October 15, 2003 private placement	550,000	137,500	-	-	137,500
• November 28, 2003 private placement	62,500	15,625	-	-	15,625
	812,500	243,125	18,749,703	7,349,893	7,593,018
Total before non-cash transactions	89,527,772	30,868,449	18,749,703	7,349,893	38,218,342

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5-

Note 5	SHARE CAPITAL (continued)

Non-cash transactions
- Reclassify part of contributed surplus due to
exercise of stock options	-	-	-	-	-
-- Units issued for finder fees	-	-	1,500,000	-	-
- Units conversion
• March 1, 2004 private placement	20,249,703	7,349,893	(20,249,703)	(7,349,893)	-
	20,249,703	7,349,893	(18,749,703)	(7,349,893)	-

May 31, 2004	109,777,475	38,218,342	-	-	38,218,342

-- Exercise of share purchase warrants
• December 31, 2002 private placement	180,000	63,000	-	-	63,000
• October 15, 2003 private placement	100,000	25,000	-	-	25,000
	280,000	88,000	-	-	88,000
August 31, 2004	110,057,475	38,306,342	-	-	38,306,342

a)	Options and stock based compensation plans

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company's issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 29 2004	Granted	Exercised	Expired / Cancelled	Balance Aug. 31 2004	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	-	May 4, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	70,000	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	-	-	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009
Aug 27, 2004	$0.40	-	2,695,000	-	-	2,695,000	Aug 27, 2009
Totals		8,440,000	2,695,000	-	158,000	10,977,000

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6-

Note 5	SHARE CAPITAL (continued)

	b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb. 29 2004	Granted	Exercised	Expired	Balance Aug 31 2004	Expiration date

Dec 31, 2002	$0.35	296,250	-	180,000	116,250	-	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	1,000,000	-	Aug 27, 2004
Jan 24, 2003	$0.45	5,804,445	-	-	-	5,804,445	Oct 4, 2004
June 18, 2003	$0.45	7,139,885	-	200,000	-	6,939,885	Mar 19, 2005
Oct 15, 2003	$0.25	6,075,000	-	650,000	-	5,425,000	Nov 07, 2005
Nov 28, 2003	$0.25	6,339,000	-	62,500	-	6,276,500	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	-	-	1,477,430	Jan 21, 2006
Mar 1, 2004	$0.60	-	20,249,703	-	-	20,249,703	Mar 12, 2006

Totals		28,132,010	20,249,703	1,092,500	1,116,250	46,172,963

Note 6	RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	August 31, 2004 $	February 29, 2004 $
Due to (from) related party - a company
with a common director	(24,000)	-

	Second quarter ended	Year-to-date
	August 31, 2004 $	August 31, 2004 $
Expenses:
Management fees-a company with a
common director	12,000	24,000

Note 7	SUBSEQUENT EVENTS

On October 18, 2004, subject to regulatory approval, the Company announced a Private Placement in the amount of $4,050,000 consisting of Flow Through Common Shares and Non-Flow Through Units consisting of one Common Share and a one-half Purchase Warrant. Both the Flow Through Common Shares and the Units will be priced at $0.45 and each full Purchase Warrant together with a payment of $0.75 will entitle the holder to acquire a further Common Share for an ensuing period of 24 months.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7-

Note 8

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)

Exploration Expenditures

Under CDN GAAP, exploration expenditures of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	The following summarizes the balance sheet items with material variations under US GAAP:

	August 31	February 29
	2004	2004
	$	$
Mineral property	-	-
Share capital	41,399,266	33,718,248
Additional paid-in capital	711,118	771,118
Deficit	(41,414,845)	(34,906,475)

c)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

			Year-to-date
		April 22 1994
		(Inception) to	August 31	August 31
		August 31	2004	2003
		2004 $	$	$
Loss under CDN GAAP		8,393,067	1,125,074	648,967
US GAAP material adjustments:
•	Write-off of mineral property expenditures	28,335,364	5,383,296	533,472
•	Share for mineral property	1,700,000	-	-
•	Reversal of mineral property write-off	(271,010)	-	-
•	Deposit and advances receivable adjustment	120,000	-	-
•	Compensation expense:
	- Management services	45,500	-	-
	- escrow share release	3,092,924	-	-
•	Interest expense on related party debt	11,384	-	-
•	Loan forgiveness	(12,384)	-	-

Loss under US GAAP		41,414,845	6,508,370	1,182,439
Loss per share under US GAAP
			0.0655	0.0194
Weighted average number of shares			99,421,739	60,904,040

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2004
(Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8-

Note 8	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders'
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$

Balance - February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

Share capital issued under CDN GAAP	7,593,018	-	-	7,593,018
Loss under CDN GAAP	-	-	(500,196)	(500,196)
US GAAP material adjustments:
• Mineral property write-off	-	-	(1,772,425)	(1,772,425)
Balance - May 31, 2004	41,311,266	771,118	(37,179,096)	4,903,288

Share capital issued under CDN GAAP	88,000	-	-	88,000
Loss under CDN GAAP	-	-	(624,878)	(624,878)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,610,871)	(3,610,871)

Balance - August 31, 2004	41,399,266	771,118	(41,414,845)	755,539

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Second Quarter Ended August 31, 2004

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

            See statement of loss and deficit and notes to financial statements.

Current Year Deferred Exploration Work year-to-date breakdown:

a)	Ferguson Lake - 100% Starfield

	- Personnel	$1,241,927
	- Aircraft support including helicopter moves	1,421,347
	- Diamond drilling	1,480,827
	- Camp support costs including fuel requirements	711,283
	- Analytical and Geophysical Services	281,789
	- Mobilization and demobilization	68,374
		$5,205,547

b)	Ferguson Lake - Starfield/Wyn 50% Option

	- Personnel	$66,229
	- Air support including helicopter moves	45,188
	- Camp support costs including fuel requirements	24,639
	- Analytical and geophysical services	33,671
	- Mobilization and demobilization	8,022
		$177,749

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

            See notes to financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

            Issuance of private placement units:

            None

            Issuance of common shares for warrants:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
Jan. 24, 2003	Common shares	Share purchase warrants	180,000	$0.35	$63,000	Cash	Nil
Nov. 18, 2003	Common shares	Share purchase warrants	100,000	$0.25	$25,000	Cash	Nil
Common shares issued for warrants:	280,000	$88,000

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Second Quarter Ended August 31, 2004

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of grant	Name of optionee	Position of optionee	Number	Exercise price $	Expiry date

August 27, 2004 August 27, 2004 August 27, 2004 August 27, 2004 August 27, 2004 August 27, 2004	Henry Giegerich Ross Glanville Robert Maddigan Glen MacDonald Glen Indra Employees	Director Director Director Director Director Employees	100,000 200,000 100,000 500,000 425,000 1,370,000	0.40 0.40 0.40 0.40 0.40 0.40	August 27, 2009 August 27, 2009 August 27, 2009 August 27, 2009 August 27, 2009 August 27, 2009

Total number of share options granted:	2,695,000

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	110,057,475	$38,306,342
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	562,000 shares	$0.50/share	May 4, 2006
Options	785,000 shares	$0.50/share	October 24, 2006
Options	600,000 shares	$0.40/share	March 8, 2007
Options	450,000 shares	$0.90/share	March 8, 2007
Options	2,340,000 shares	$0.40/share	February 14, 2008
Options	2,730,000 shares	$0.25/share	November 18, 2008
Options	550,000 shares	$0.25/share	January 7, 2009
Options	2,695,000 shares	$0.40/share	August 27, 2009

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - Second Quarter Ended August 31, 2004

Warrants	5,804,445 shares	$0.45/share	October 4, 2004
Warrants	6,939,885 shares	$0.45/share	March 19, 2005
Warrants	5,425,000 shares	$0.25/share	November 07, 2005
Warrants	6,276,500 shares	$0.25/share	December 30, 2005
Warrants	1,477,430 shares	$0.40/share	January 21, 2006
Warrants	20,249,703 shares	$0.60/share	March 12, 2006
Total options/warrants	57,149,963 shares

SCHEDULE B:4(d) SHARES IN ESCROW

            Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

             Glen Indra
             Glen MacDonald
             Robert Maddigan
             Henry Giegerich
             Ross Glanville

SCHEDULE "C"

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
As at October 27, 2004
Form 51-90IF
FOR THE 2nd QUARTER ENDED August 31, 2004

For the quarter ended August 31, 2004, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $3,520,970 were conducted on the Company's 100% owned Ferguson Lake property and a total of $89,901 on the Starfield/Wyn 50% option property.

During the quarter ended August 31, 2004, 280,000 outstanding share purchase warrants were exercised netting the Company $88,000. As a result of the ongoing exploration expenditures and the small amount of capital raised during the quarter, the Company's working capital decreased to $302,132 as at August 31, 2004 from $4,669,371 as at May 31, 2004. The Company has recently arranged, subject to regulatory approval, a private placement in the amount of $4,050,000 consisting of flow through common shares and non flow through units, both priced at $0.45 each. Management is of the opinion that the Company will continue to have a successful exploration campaign and that working capital will be augmented through the exercise of outstanding warrants.

For fiscal 2005, the Company plans on spending $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE SECOND QUARTER ENDED AUGUST 31, 2004

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	120,000	93,604	(26,396)	240,000	220,691	(19,309)
Computer fees	33,000	9,584	(23,416)	66,000	28,439	(37,561)
Advertising & Promotion	60,000	50,642	(9,358)	120,000	62,417	(57,583)
Consulting	120,000	117,503	(2,497)	240,000	137,426	(102,574)
Management & Investor Relations	51,000	63,328	12,328	102,000	128,403	26,403
Office & Rent	135,000	96,401	(38,599)	270,000	227,809	(42,191)
Professional Fees & Regulatory Fees	60,000	71,943	11,943	120,000	198,994	78,994
TOTAL EXPENSES	579,000	505,005	(73,995)	1,158,000	1,004,179	(153,821)

For the quarter ended August 31, 2004, expenses, excluding amortization of $1,021, stock-based compensation expensed at $126,665 and interest revenue of $7,813, totaled $505,005 and was under budgeted expenses of $579,000 by $73,995. This was mainly a result of the following expenses which came in under budget: Travel and Conferences ($26,396), Computer fees ($23,416) as well as Office and Rent ($38,599).

For the year-to-date ended August 31, 2004 total expenses of $1,004,179 were under budget by $153,821. Major deviations from the budgeted amounts occurred in Computer fees ($37,561 under budget), Advertising & Promotion ($57,583 under budget), Consulting ($102,574 under budget) and Office & Rent ($42,191 under budget). Management & Investor Relations ($26,403) and Professional & Regulatory fees ($78,994) were both over budgeted amounts.

SCHEDULE "C"

FERGUSON LAKE EXPLORATION

During the quarter ended August 31, 2004, the Company expended $3,610,871 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium Nunavut, Canada project (direct exploration on 100% owned property $3,520,970 and exploration on Wyn/Starfield 50% option property $89,901).

The 2004 Ferguson Lake Phase I Exploration Program budgeted at approximately $6,000,000 has the following objectives:

1.
Delineation diamond core drilling (13,000 meters) in the "Pit Area" eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel-Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and open 3-kilometer long positive UTEM conductor known as the 119 Zone Extension newly-identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

The Company has completed to date (October 27, 2004) 40 diamond drill holes (approximately 14,000 meters) in the "Pit Area" eastern portion of the West Zone and 2 diamond drill holes and 2 wedge holes (4,000 meters) in the 119 Zone Extension. Assay results have been received and reported on from 8 holes in the previous quarter with results from an additional 11 holes being reported during the second quarter. The balance of the drill holes are still awaiting various stages of analysis at the laboratory. Also during this quarter, approximately 343 line kilometers of helicopter-borne VTEM and magnetic surveying over 44 square kilometers were completed. North-south flight lines were flown in two separate areas, one survey block on the west and a second survey block on the east side of Ferguson Lake which also covered a portion of the claims under option in the Company's agreement with Wyn Developments Inc. The survey data is currently being evaluated and interpreted in detail by the Company's geophysical advisors.

The footwall-style of platinum and palladium-enriched mineralization continues to be encountered during the Company's Phase One definition drilling program along the near surface exposures of the West Zone at Ferguson Lake (Table I). The high grade PGE 3 meter intercept of 10.39 grams per tonne of platinum plus palladium encountered in drill hole 04-173 is particularly significant since it is the furthest east drill hole in which high grades of 2PGE have been intercepted. Drill hole 04-180 with its most recent intercept of 1.23 meters grading 29.09 g/t platinum(Pt) and 2.02 g/t palladium(Pd) is located on line 48+50W approximately one kilometer west of drill hole 04-173, the most easterly intercept of 1.50 meters grading 6.81 g/t platinum and 1.29 g/t palladium located on line 38+00W.

Drill hole 04-181 contains some of the more interesting styles of mineralization encountered to date in the Company's definition drilling program in the "pit area" of the West Zone at Ferguson Lake. The gabbro host rock in this hole contains at least five separate massive sulphide lenses plus two intervals of low sulphide, high-grade platinum (Pt) and palladium (Pd) mineralization (Table I). The copper+nickel+cobalt+palladium+platinum-bearing massive sulphide intervals contain consistent base and precious metals mineralization including nickel grades of more than 1% and Pd+Pt grades exceeding 2.50 g/t (Table I). The various zones are dispersed throughout a 131-meter section of gabbro with the thickest (17.2 meters) section of sulphides present between 259.55 and 276.75 meters in the 365-meter deep hole, an uncharacteristically deep intersection for this style of mineralization. This particular interval contains more than 2% combined Cu+Ni plus 4.80 g/t Pd+Pt over a hole length of 6.37 meters (Table I). Two low-sulphide, high-grade Pt+Pd intercepts, each 1.50 meters or more in length, were encountered at hole depths of 201.40 and 224.00 meters respectively. While these are above the aforementioned 17.2 meters massive sulphide lens, they do exhibit features of typical footwall-style mineralization present in this part of the West Zone.

SCHEDULE "C"

Drill hole 04-181 was drilled at an inclination of -750 from the same location as hole 04-180 (-600 inclination) to test the possible down-dip extension of the 1.23 -meter intercept of high-grade, low-sulphide, footwall PGE mineralization grading 29.09 g/t platinum and 2.02 g/t palladium encountered at a hole depth of 210.50 meters. The two high-grade Pt-Pd intersections in hole 04-181 occur within broader zones of PGE footwall-style mineralization which is typical of low-sulphide footwall zones in other parts of the West Zone "pit area". The upper intercept grades 12.30 g/t Pd+Pt, over 1.6 meters, within a broader 5-meter zone of enriched PGE's while the lower intercept grading 8.22 g/t platinum and 12.61 g/t palladium over 1.5 meters, occurs within a 4.50 -meter zone of low-sulphide PGE mineralization. The high platinum grade of 8.22 g/t within the lower intercept suggests that this 1.5 meter interval is correlative with the 1.23 -meter intercept of 29.09 g/t platinum found in hole 04-180, in which case the zone dips moderately north.

Hole 04-181 is also somewhat unique inasmuch as PGE-enriched, footwall-style mineralization is located between base and precious metal bearing massive sulphide lenses as well as below them (Table I). The Company is encouraged that the high grade PGE intervals encountered in holes 04-180 and 04-181 exhibit down-dip continuity. Additional definition drilling is planned for this part of the West Zone to more precisely determine the nature and extent of this high-grade PGE mineralization.

TABLE I HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION - SELECTED RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx %	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-171	-56	36+27W/1+83N	124.05-125.28	1.23 (4.03)	0.139%	0.055%	0.008%	1.49	3.37	4.86
04-173	-60	38+00W/1+60N	150.05-151.65	1.60 (5.25)	0.0699%	0.605%	0.079%	1.64	0.31	1.95
			157.50-160.50	3.00 (9.84)	710	611	88	6.33	4.06	10.39
		(including	157.50-159.00	1.50 (4.92)	979	846	115	1.29	6.81	8.10
		and	159.00- 160.50	1.50 (4.92)	374	374	60	11.37	1.31	12.68)
04-177	-60	46+55W /1+70N	164.55-167.06	2.51 (8.23)	1977	1528	192	1.01	0.11	1.12
			220.10-221.20	1.10 (3.60)	302	1968	488	3.08	1.43	4.51
04-180	-60	48+50W /1+75N	210.50-211.73	1.23 (4.03)	909	988	150	2.02	29.09	31.11
04-181	-75	48+50W /1+75N	145.00-145.70	0.70 (2.29)	2.126%	1.128%	0.154%	2.78	0.04	2.82
			198.00-203.00	5.00 (16.40)	1243	287	71	4.50	0.49	4.99
		(including	201.40-203.00	1.60 (5.24)	3772	713	182	11.72	0.58	12.30)
			224.00-228.50	4.50 (14.76)	490	304	44	5.16	2.85	8.01
		(including	224.00-225.50	1.50 (4.92)	807	392	52	12.61	8.22	20.83)
			259.55-276.75	17.20 (56.41)	0.754	0.732	0.103	2.79	0.27	3.06
		(including	263.38-269.75	6.37 (20.89)	0.910	1.147	0.164	4.30	0.50	4.80)
		and	266.75-267.75	1.00 (3.280)	1.053%	1.173%	0.168%	4.84	1.32	6.16
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%)
*2PGE=Pt+Pd

SCHEDULE "C"

Definition drilling is continuing in the eastern portion of the West Zone where the main sulphide lens(es) are the target for increasing the indicated mineral resources of copper+nickel+cobalt+palladium+platinum gabbro-hosted sulphide mineralization. Sulphide lens(es) intercepts reported in Table II include ten recent holes drilled over a strike length of approximately 1.37 kilometers from the most easterly drilled hole 04-170 to hole 04-179 in the west. Intersection lengths reported for the moderately north-dipping sulphide lenses approximate true widths in this part of the West Zone.

The current definition core drilling program is designed to provide additional information regarding the lateral and down dip continuity of the main sulphide lens(es) which will assist in the preparation of revised resource estimates for the eastern, near-surface portion of West Zone. Previously announced 2004 main sulphide intercept results for holes 04-162 to 04-169, coupled with these results (Table II), continue to demonstrate the direct association between sulphide mineralization and a continuous, strong, UTEM-3 ground geophysical survey conductor and a similar conductive zone identified by a recent VTEM helicopter survey. The company is encouraged by these recent results, particularly those encountered in some of the easternmost holes drilled. Drill hole 04-173 intersected five massive sulphide lenses ranging in thickness up to 14.76 meters, each containing consistent base and precious metal values and including nickel grades of more than 1%. Drill hole 04-170 intercepted a 5.77 meter massive sulphide lens grading 1.29% Cu, 1.19% Ni and 2.23 g/t Pd+Pt. Drill hole 04-176 also intercepted a 5.54 meter massive sulphide lens grading 1.24% Ni and 2.97 g/t Pd+Pt.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", SELECTED ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-170	-56	35+67W /1+83N	128.80134.57	5.77 (18.93)	1.299	1.192	0.149	1.92	0.31	2.23
04-171	-56	36+27W /1+83N	71.89-76.01	4.12 (13.52)	0.898	0.866	0.095	1.17	0.10	1.27
		(including	73.56-76.01	2.45 (8.04)	1.000	1.312	0.129	1.51	0.15	1.66
04-172	-60	37+00W /1+70N	85.13-92.00	6.87 (22.54)	0.895	0.638	0.077	1.18	0.18	1.36
		(including	88.75-92.00	3.25 (10.66)	1.052	0.722	0.090	1.33	0.28	1.61
04-173	-60	38+00W /1+60N	29.15-32.88	3.73 (12.24)	1.046	1.174	0.146	1.91	0.28	2.19
			46.60-51.95	5.35 (17.55)	1.263	1.017	0.113	1.74	0.14	1.88
		(including	46.60-50.45	3.85 (12.63)	1.115	1.242	0.134	1.93	0.13	2.06
			107.24-122.00	14.76 (48.43)	1.165	0.673	0.094	1.12	0.11	1.23
		(including	116.40-122.00	5.60 (18.90)	1.676	1.134	0.151	1.54	0.05	1.59
04-175	-60	39+00W /1+40N	38.60-40.60	2.00 (6.56)	1.235	0.101	0.038	0.54	0.08	0.62
			118.50-120.52	2.02 (6.63)	0.416	0.752	0.093	1.66	0.19	1.85
04-176	-60	39+70W /1+40N	41.43-47.08	5.65 (18.54)	0.934	0.604	0.066	1.50	0.11	1.61
		(including	41.43-44.28	2.85 (9.35)	1.166	0.702	0.079	1.74	0.11)	1.85
			54.26-64.06	9.78 (32.09)	1.507	0.884	0.102	2.44	0.21	2.65
			121.23-126.77	5.54 (18.18)	0.916	1.236	0.163	2.85	0.12	2.97
04-177	-60	46+55W /1+70N	142.92-152.97	10.05 (32.97)	0.602	0.762	0.094	1.66	0.08	1.74
		(including	144.56-150.47	5.91 (19.39)	0.737	1.005	0.122	1.77	0.12	1.89
04-178	-60	49+40W /1+75N	162.06-166.80	4.74 (15.55)	0.540	0.334	0.037	0.75	0.07	0.82
04-179	-75	49+40W /1+75N	208.23-212.00	3.77 (12.37)	0.425	0.598	0.080	1.71	0.88	2.59
04-180	-60	48+50W /1+75N	156.97-164.65	7.68 (25.19)	1.145	0.905	0.118	2.04	0.04	2.08
*2PGE=Pt+Pd

SCHEDULE "C"

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 70,000 meters of core from 180 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.